FORM 6-K

SECURITIES AND EXCHANGE COMMISSION



02050380

Washington, D.C. 20549

Report of Foreign Issuer



Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of July, 2002

7/31/02

Compugen Ltd.
(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

On July 22, 2002, Compugen Ltd. (the "Registrant") issued the press release, filed as Exhibits 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

On July 24, 2002, Compugen Ltd. (the "Registrant") issued the press release, filed as Exhibits 2 to this Report on Form 6-K, which is hereby incorporated by reference herein.

Exhibit 1 Copy of the Press Release of the Registrant.
Exhibit 2 Copy of the Press Release of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.
(Registrant)



By: /s/ Mor Amitai
Name: Mor Amitai
Title: President and CEO

Date August 1st, 2002

Exhibit 1



- What's New
- Press Releases
- Articles
- Events

News & Events 
Press Releases

Compugen Announces Extension of Collaboration with Pfizer

New agreement includes the licensing of Compugen's LEADS platform and Z4000 and Z3 software packages for proteomic research

July 22, 2002



Tel Aviv, Israel - July 22, 2002 - Compugen Ltd. (NASDAQ: CGEN) announced today an extension of its collaboration with Pfizer Global Research and Development. This collaboration began in late 1998 with the Parke-Davis division of Warner-Lambert Company. The continuation agreement provides Pfizer with LEADS, Compugen's computational biology platform for drug discovery, and Z4000 and Z3, 2D gel analysis software packages for advanced proteomic analysis. Financial terms of the new agreement were not disclosed.

"Compugen's research collaborations with leading pharmaceutical and biotechnology companies such as Pfizer, Novartis and Millennium are an important component of our industry-leading computational biology efforts," stated Erez Chimovits, Compugen's Executive Vice President, Marketing and Sales. "This extension of our partnership with Pfizer is further evidence of the growing recognition of the inherent value provided by our products and technologies."

About the Products

LEADS

Compugen's LEADS platform, an experimentally verified system, is used to accelerate the development of therapeutic and diagnostic products by creating a comprehensive view of the transcriptome, the biological bridge between the genome and the proteome, through modeling of complex biological phenomena such as alternative splicing.

Z4000

Z4000 is a fully automated system for accurately designing, analyzing, and controlling large-scale experiments of proteins as they appear on 2D gels. The system marks a significant breakthrough in the management and image analysis of multidimensional gel collections.

Z3

Z3 is a high throughput image analysis system for comparative analysis of images of proteins separated on 2D gels. Z3 technology employs advanced proprietary image analysis algorithms that substantially enhance the accuracy, increase the throughput and automate the analysis process of 2D gel images.

About Compugen

Compugen (NASDAQ: CGEN) is a pioneer in the merging of computational technologies with biology, chemistry and medicine to enhance drug discovery and development. This unique capability is a proven basis for providing high value products and services to leading biotechnology and pharmaceutical companies and for in-house therapeutic and diagnostic discovery. For additional information, please visit Compugen's corporate Website at www.cgen.com and the Company's Internet research engine for molecular biologists, www.LabOnWeb.com.

Contacts:

Compugen Ltd.:
Tsipi Haitovsky
Director, Corporate
+972-56-371-224
tsipi@cgen.com

Noonan Russo
Cynthia Isaac
Senior Account Executive
212-845-4267
c.isaac@nrp-euro.com

Exhibit 2

News & Events



Compugen Reports Second Quarter 2002 Financial Results



July 24, 2002

TEL AVIV, ISRAEL, July 24, 2002 - Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the second quarter ended June 30, 2002.

"We are pleased to report that during the past quarter Compugen continued to progress in each of our three commercialization channels, all based on our pioneering efforts in merging computational technologies with biology, chemistry and medicine to enhance drug discovery and development," said Mor Amitai, Ph.D., President and Chief Executive Officer of Compugen. "In our product offerings, we are seeing significant initial interest in OligoLibraries™, genome oligonucleotide collections used for gene expression experiments, co-developed and co-branded with Sigma-Genosys. With respect to our collaborative research efforts with leading pharmaceutical and biotechnology companies, our ongoing activities continue to progress with Novartis AG and Millennium Pharmaceuticals, Inc., and earlier this week we announced an extension of our collaboration with Pfizer Global Research and Development. Finally, we are investing additional resources in expanding our base of intellectual property discovered through our own research efforts," continued Dr. Amitai.

Revenues for the quarter were $2.8 million (including $472,000 from research and development grants), compared to $2.9 million for the second quarter of 2001 (including $130,000 from research and development grants). The net loss for the quarter was $2.8 million (including a non-cash charge of $403,000 for amortization of deferred compensation), or $0.11 per share, compared with a net loss of $4.0 million (including $728,000 of deferred compensation), or $0.15 per share, for the corresponding quarter of 2001.

Revenues for the first six months ended June 30, 2002 were $5.6 million (including $935,000 from research and development grants), compared to $5.2 million for the same period in 2001 (including $373,000 from research and development grants). Net loss for the first six months of 2002 was $6.0 million (including a non-cash charge of $483,000 for amortization of deferred compensation), or $0.23 per share, compared with a net loss of $7.5 million (including $1.3 million of deferred compensation), or $0.29 per share, for the same period in 2001.

Compugen continues to invest heavily in its unique R&D capabilities. Research and development expenses for the first six months ended June 30, 2002, excluding amortization of deferred compensation, were $6.5 million, compared to $7.3 million for the same period in 2001. Research and development expenses for the quarter were $3.0 million, excluding amortization of deferred compensation, compared to $3.8 million for the second quarter of 2001.

As of June 30, 2002, Compugen had $70.2 million in cash, cash equivalents, and short and long term cash deposits and corporate bonds, a decrease of $3.4 million from $73.6 million as of March 31, 2002, and a decrease of $8.3 million from December 31, 2001.

Conference Call and Web Cast Information
Compugen will hold a conference call to discuss its second quarter results on July 24, 2002 at 10:00 am EST. To access the conference call, please dial 1-888-269-0005 or 1-866-500-4953 from the US or +972-3-925-5910 internationally. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial +972-3-925-5933. The replay will be available until 12:00 noon EST on July 26, 2002.

The call will also be available via live Web cast through Compugen's Website, located at www.cgen.com.

About Compugen
Compugen (NASDAQ: CGEN) is a pioneer in the merging of computational technologies with biology, chemistry and medicine to enhance drug discovery and development. This unique capability is a proven basis for providing high value products and services to leading biotechnology and pharmaceutical companies and for in-house discovery. For additional information, please visit Compugen's Corporate Website at www.cgen.com and the Company's Internet research engine for molecular biologists, www.LabOnWeb.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's Registration Statement on Form F-1 and annual reports filed with the Securities and Exchange Commission.

(Tables to follow)

Company contact:
Nurit Benjamini
Chief Financial Officer
Compugen Ltd.
Email: nurit@cgen.com
Tel: +972-3-7658-525

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Six Months Ended June 30,		**Three Months Ended June 30,**	
	2002	**2001**	**2002**	**2001**
	(unaudited)		(unaudited)	
Revenues				

Research and development grants	935	373	472	130
Total revenues	**5,623**	**5,153**	**2,810**	**2,907**
Cost and Expenses				
Cost of products and services	1,335	1,268	738	795
Research and development expenses	6,454	7,324	3,025	3,804
Sales and marketing expenses	2,656	3,287	1,319	1,734
General and administrative expenses	1,892	1,876	828	930
Amortization of deferred compensation	483	1,265	403	728
Total operating expenses	12,820	15,020	6,313	7,991
Operating loss	**(7,197)**	**(9,867)**	**(3,503)**	**(5,084)**
Financing income, net	1,175	2,362	659	1,134
Minority interest	51	-	26	-
Net loss	**(5,971)**	**(7,505)**	**(2,818)**	**(3,950)**
Basic and diluted net loss per ordinary share	(0.23)	(0.29)	(0.11)	(0.15)
Weighted average number of ordinary shares outstanding	26,073,911	25,995,089	26,096,909	26,000,663

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	June 30, 2002	**December 31, 2001**
	(Unaudited)	(Audited)
ASSETS		
Current assets		
Cash, cash equivalents and short-term investments	$33,301	$32,347
Receivables and prepaid expenses	5,257	3,159
Inventories	150	134
Total current assets	**38,708**	**35,640**
Long-term investments		
Long-term cash deposits and corporate bonds	36,876	46,148
Property and equipment, net	**3,976**	**4,272**

Other assets	**1,255**	**1,229**
Total assets	**$80,815**	**$87,289**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$4,017	$4,887
Deferred revenues	450	960
Total current liabilities	**4,467**	**5,847**
Accrued severance pay	**1,674**	**1,380**
Total shareholders' equity	**74,674**	**80,062**
Total liabilities and shareholders' equity	**$80,815**	**$87,289**